02057922

PE
9-3-02

FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
SEP 1 6 2002
WASH. D.C. 154 SECTION

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED

PROCESSED
SEP 1 8 2002
THOMSON
FINANCIAL

____

(Translation of the Registrant's Name into English)

#410-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.)

FORM 20 F X FORM 40F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.)

YES ___ NO X

This FORM 6K consists of : the Company's Interim Financial Statements and Supplementary Financial Information filed via SEDAR in Canada on BC Form 51-901F for the second quarter ended June 30, 2002. The Confirmation of Undertaking in regards to the mailing to shareholders as per National Policy No. 41 is included as well.

FORM 6K
SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

Dated: September 3, 2002
BY:

Chris Robbins
V. President

ANGLO SWISS RESOURCES INC.
SUITE 410 - 837 WEST HASTINGS STREET
VANCOUVER, BC V6C 3N6
604-683-0484
FAX: 604-683-7497

August 26, 2002

Via SEDAR

B.C. Securities Commission
5th. Floor
701 West Georgia Street
Vancouver, B.C. V7Y 1M2

RE: Anglo Swiss Resources Inc.
Mailing of Second Quarter Interim Financial Statements

We confirm that on the above date, the Company's Interim Financial Statements and Supplementary Financial Information on BC Form 51-901F for the period ended June 30, 2002 was mailed to all shareholders whose name appears on the Supplemental List established pursuant to National Policy No. 41.

On behalf of the Board of Directors,

Chris Robbins
Vice President
Anglo Swiss Resources Inc.

Via SEDAR
cc: Alberta Securities Commission
cc: Quebec Securities Commission
cc: Montreal Exchange
cc: Ontario Securities Commission
cc: Nova Scotia Securities Commission

(Via Mail) cc: US Securities & Exchange Commission, OTC BB, via Form 6K.

Anglo Swiss Resources, Inc.

Quarterly Financial Statements
For the six month period ended June 30, 2002
(expressed in Canadian dollars)

Notice to the Reader

The balance sheet of Anglo Swiss Resources, Inc. as at June 30, 2002 and the statements of income and deficit and changes in cash flows for the six months then ended have been compiled from information provided by management. These statements have not been audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Anglo Swiss Resources, Inc

Schedule A

Balance Sheet

(expressed in Canadian dollars)

ASSETS	June 30, 2002 $	December 31, 2001 $
Current assets		
Cash and term deposits	29,326	45,383
Accounts receivable	2,411	7,496
Prepaid expense	1,578	2,020
	33,316	54,899
Reclamation bond	14,800	14,800
Fixed assets	996,391	998,030
Mineral properties	2,882,819	2,879,201
	3,927,326	3,946,930
LIABILITIES		
Current liabilities		
Accounts payable	22,018	34,158
Accrued property and capital taxes	78,300	89,626
Non current liabilites	-	-
Related parties		
Miroban Holdings - Danard	9,985	4,485
CCR Industries Ltd. - Robbins	10,529	3,067
Jodalson Investments Inc.- Wolbaum	-	-
Farris Vaughan - Canfield	104,115	104,115
	124,629	111,668
SHAREHOLDERS' EQUITY		
Capital stock	11,224,585	11,185,585
Shares allotted and paid - not yet issued	-	39,000
Contributed surplus	106,316	106,316
Deficit	(7,628,523)	(7,619,423)
	3,702,378	3,711,479
	3,927,326	3,946,930

Approved by the Directors:

"Len Danard" , Director

"Chris Robbins" , Director

(Unaudited - See Notice to Reader)

Anglo Swiss Resources, Inc

Schedule A

Statements of Income and Deficit

(expressed in Canadian dollars)

	3 Months Ended		6 Months Ended	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Interest and sundry income	90,030	1,082	90,063	2,427
Operating expenses				
Exploration	-	-	-	-
Property taxes	1,665	1,500	3,165	3,000
Utilities	180	30	296	222
Other expenses	434	-	484	-
	2,279	1,530	3,946	3,222
	87,751	(449)	86,117	(795)
General and administrative expenses				
Amortization	792	1,035	1,639	2,057
Consulting	9,000	18,000	27,000	36,000
Interest and bank charges	466	1	486	84
Professional fees	8,051	3,720	13,701	7,948
Exchange fees	3,020	12,506	5,976	17,006
Transfer agent fees	1,533	1,736	2,527	2,769
Office and miscellaneous	33,822	9,595	36,335	19,968
Shareholders' information	3,957	13,711	5,304	25,307
Travel and promotion	1,530	2,489	2,250	5,437
Write-down of mineral properties	-	-	-	-
	62,171	62,794	95,218	116,577
Income (loss) before other items	25,580	(63,243)	(9,101)	(117,372)
Adjustment of prior year payable	-	36,800	-	36,800
Gain on settlement of debentures	-	-	-	-
Net loss for the period	25,580	(26,443)	(9,101)	(80,572)
Net loss per share	0.00	(0.00)	(0.00)	(0.00)

Anglo Swiss Resources, Inc

Schedule A

Statements of Cash Flows

(expressed in Canadian dollars)

	3 Months Ended		6 Months Ended	
	June 30, 2002	**June 30, 2001**	**June 30, 2002**	**June 30, 2001**
Cash flows from operating activities				
Net loss for the period	25,580	(26,443)	(9,101)	(80,572)
Items not involving outlay of cash:				
- Amortization	792	1,035	1,639	2,057
- Adjustment of prior years payables	-	(36,800)	-	(36,800)
- Write-down on mineral property	-	-	-	-
	26,372	(62,208)	(7,462)	(115,315)
Net change in non-cash working capital				
- Accounts receivable	(1,367)	8,783	5,085	6,718
- Prepaids	754	(458)	441	746
- Accounts payable and accrued liabilities	(5,850)	9,887	(10,504)	7,594
	19,909	(43,996)	(12,439)	(100,257)
Cash flows from investing activities				
Exploration & acquisition costs	(3,078)	(588)	(3,618)	(5,401)
Option receipt	-	-	-	-
Acquisition	-	-	-	-
Proceeds on sales of equipment	-	-	-	-
Funds on deposit	-	-	-	-
	(3,078)	(588)	(3,618)	(5,401)
Cash flows from financing activities				
Advances from shareholders	-	-	-	-
Capital stock allotted for cash	-	-	-	-
Capital stock allotted for options	-	-	-	-
Capital stock returned to treasury	-	-	-	-
Settlement of accounts payable and other	-	-	-	-
	-	-	-	-
Increase (decrease) in cash during the period	16,831	(44,583)	(16,057)	(105,659)
Cash, beginning of the period	12,495	122,477	45,383	183,553
Cash, end of the period	29,326	77,894	29,326	77,894

1. Nature of operations

The Company is in the business of the acquisition, exploration, exploration management and purchase of mineral properties, with the primary aim of developing them to a stage where the Company can exploit them profitably. The Company also has advanced its properties through joint venture partnerships, whereby proven companies manage the property with expertise in developing, designing and operating the extraction of mineral resources. At that stage, the Company's operations would, to some degree, be dependent on the prevailing market prices for any of the minerals produced by such operations. The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals. Before, during and after the period ended June 30, 2002, the Company was engaged in continued exploration of its gold properties in British Columbia and Ecuador simultaneously, a precious / semiprecious gemstone property located in south-eastern British Columbia. As a result, the Company's future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political instability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

2. Interim unaudited financial statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended December 31, 2001.

3. Capital stock

Authorized capital: 500,000,000 common shares without par value.

	# of Shares	Amount
Issued and outstanding, June 30, 2002:	44,825,688	$11,224,585

(expressed in Canadian dollars)

4. Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $
Kenville			
Balance, Dec 31, 2001	1,595,596	(18,299)	1,577,297
Expenditures - 2002		-	-
	1,595,596	(18,299)	1,577,297
Blu Starr			
Balance, Dec 31, 2001	812,306	464,597	1,276,903
Expenditures - 2002		3,618	3,618
	812,306	468,215	1,280,521
Catamayo River			
Balance, Dec 31, 2001	25,000	-	25,000
Expenditures - 2002	-	-	-
	25,000	-	25,000
Neuvos Playas			
Balance, Dec 31, 2001	0	-	0
Expenditures - 2002	-	-	-
	0	-	0
Total	2,432,903	449,916	2,882,819

Anglo Swiss Resources, Inc

Schedule B Supplementary Information

(expressed in Canadian dollars)

For the quarter ended June 30, 2002:

1. Breakdown of professional fees

Accounting	$	13,701
Legal		-
	$	13,701

2. Non-arm's length party transactions

(a) Consulting fees charged to the company

Directors first quarter	$	18,000
Directors second quarter		9,000
	$	27,000

(b) Expenditures made to non-arm's length parties

During the second quarter $8,500 in consulting fees were paid to directors or to a company controlled by a director (first quarter $5,000).

(expressed in Canadian dollars)

For the quarter ended June 30, 2002:

3. Securities issued during the quarter

There were no shares issued this quarter.

4. Options granted during the quarter

There were no options issued this quarter.

5. Share capital

(a) Authorized and issued share capital at June 30, 2002

Authorized capital: 500,000,000 common shares without par value.

Issued and outstanding	44,825,688

(b) Stock warrants outstanding at June 30, 2002

Security	*Number*	*Exercise Price*	*Expiry date*
Warrants	325,000	$0.15	Jan.14, 2003

(c) Number of shares in escrow or pooling agreement

Number of shares	NIL

(expressed in Canadian dollars)

For the quarter ended June 30, 2002:

(d) Stock options outstanding

Security	*Number*	*Exercise Price*	*Expiry date*
Options	800,000	$0.50	Aug 14, 2002
Options	1,500,000	$0.25	Dec 18, 2003
Options	200,000	$0.68	Feb 2, 2004
Options	50,000	$0.42	Mar 26, 2004
Options	350,000	$0.28	Dec 18, 2004
Options	500,000	$0.21	Mar 21, 2004
Options	2,250,000	$0.21	Mar 21, 2005
Options	350,000	$0.25	Mar 28, 2005
Options	1,000,000	$0.10	Jan 23, 2007
Total	7,000,000		

The Company has adopted the new recommendations of the CICA for accounting for stock based compensation expense. Under this method, no compensation expense is recognized when stock options granted to directors and employees become vested. However, additional disclosure of the effects of stock based compensation to directors and employees is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions as at June 30,2002:

Risk-free interest rate	2.70%
Expected dividend yield	-
Expected stock price volatility	90.26%
Expected option life in years	2.20

The pro forma effect on net loss and loss per share for the period ended June 30, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period		
Reported	$	(9,100.64)
Pro-forma	$	(109,774.64)
Basic and diluted loss per share		
Reported	$	(0.000)
Pro-forma	$	(0.002)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessary provide a reliable single measure of the fair value of the Company's stock options.

6. Directors at June 30, 2002

Len Danard	Brian Canfield	Chris Robbins
Conrad Kathol	Leroy Wolbaum	

SC EDULE C

MANAGEMENT DISCUSSION

ANGLO SWISS RESOURCES INC.

Quarterly Report
For the 2nd. Quarter Ended June 30, 2002

The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages, working towards establishing economic concentrations of minerals. The Company has, over the years, been engaged in continued exploration of its gold properties in British Columbia and Ecuador and simultaneously, developing a gemstone/graphite property located in South-eastern British Columbia. Management is currently sourcing a well-funded partner to continue exploration on the historic Kenville Gold Mine due to the current improvement in the mining and metals sector.

The Company during the second quarter received $90,000 from a private company for the timber rights at the Kenville Mine property for a two-year period, expiring May 21, 2004. The private company will be responsible for all costs and has assumed all liabilities related to the logging of the property. The funds will be used for general working capital and will allow the Company to meet its ongoing financial obligations throughout the fiscal year end.

On the Company's Blu Starr Gemstone Property, the joint venture partner, Hampton Court Resources, have agreed in principal to a reduced financial commitment to continue advancement of this property this year. At the time of this report Hampton has not committed any funds and has not made any further notice of their intent to continue.

A large flake graphite discovery outcropping over 2,000 meters has also been discovered on the Blu Starr Property and has been optioned to Crystal Graphite Corporation, a local producer of high purity graphite concentrate. The agreement (amended) provides Crystal Graphite Corporation the right to perform their due diligence on this discovery by December 31, 2002. Exploration is scheduled to include drilling, trenching and bulk sampling prior to year-end.

There has been no recent work undertaken in 2001 or 2000 on either of the Company's properties in Ecuador; the Catamayo River property, or the Neuvos Playas property, and the Company does not currently intend to direct its resources to further exploration on these properties. Accordingly, the Company wrote down the related deferred costs to $25,000; the estimated net recoverable amount of equipment owned by the Company located in Ecuador.

OPERATIONS AND FINANCIAL CONDITION

At June 30, 2002, the Company had total assets of $3,397,326 as compared to $4,463,278 at June 30, 2001. This decrease is due to partially to the write-down of $467,390 of the mineral properties in Ecuador and the decrease in the Company's cash position due to normal general and administrative expenses over the period. The working capital deficiency for the six-month period ended June 30, 2002 was $224,947 compared to a deficit of $337,920 for the six months ended June 30, 2001. Non-current liabilities are nil. The deficit is due mostly to the amounts owed to related parties ($124,629) and ($78,300) is accrued property and capital tax due. The Company's largest cash outlay in the three and six-month periods ended in June 30, 2002 and 2001 is attributed to General and Administrative expenses. For the six months ended June 30, 2002, General and Administrative expenses were $95,218 slightly less when compared to $116,577 for the same period ended June 30, 2001. Management continues to conserve its cash outflow by performing a majority of its operations internally, whenever possible. Shareholder's information for the six months ended June 30, 2002 was $5,304 compared to $25,307 for the same period ended June 30, 2001 as the Company has curtailed its Investor Relations due to the lack of working capital.

During the six months ended June 30, 2002, the Company recorded income of $90,000 from a private company for the timber rights at the Kenville Mine property for a two- year period, expiring May 21, 2004. The private company will be responsible for all costs and has assumed all liabilities related to the logging of the property. The funds will be used for general working capital and will allow the Company to meet its ongoing financial obligations throughout the fiscal year end. Interest for this period was $63 compared to interest income of $1,345 for the six-month period ended June 30, 2001.

The Company believes that for at least the remainder of the current fiscal year it has the required funds to meet its normal expenditures but realizes it may have to further rely on the continued sale of its common shares to meet future obligations. Although the Company has in the past been successful in raising capital, there can be no assurances that this trend will continue; which would deter the ability of the Company to continue its development.

For the six month period ended June 30, 2002 the Company paid a total of $27,000 in consulting fees to directors or companies controlled by a director. For the six-month period ended June 30, 2001 consulting fees to directors or companies controlled by a director were $36,000. Concurrent with listing on the CDNX on October 1, 2001 the Company agreed to pay an aggregate of $5,000 per month to the active directors. The net result is a $12,000 annual savings to the Company. The net loss for the six-month period ended June 30, 2002 was $9,101 or $0.001 per share compared to a net loss of $80,572 or $0.002 per share for the period ended June 30, 2001.

CAPITAL STOCK

The Company during the first quarter 2002 issued 325,000 shares from a private placement recorded in the first quarter of 2001, for proceeds of $39,000. There were 325,000 warrants also attached to purchase an additional 325,000 common shares at $0.15, which expire on January 14, 2003. The Company has 45,825,688 shares outstanding as of June 30, 2002. Options were also set in the three month period ended March 31, 2002, granting 3 directors an option to purchase a total of 1,000,000 common shares at $0.10 per share for a period of five years. The options mature as per regulatory policy.

LIQUIDITY AND CAPITAL REQUIREMENTS

In management's view given the nature of the Company's activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years. Before, during and after the second quarter ended June 30, 2002, the Company was engaged in continued exploration of its gold properties in British Columbia and Ecuador and simultaneously, a precious/semi-precious gemstone property located in South-eastern British Columbia. As a result, the Company's future mineral exploration and mining activities may be affected in varying degrees by prevailing market prices, political stability and government regulations, the success of existing joint venture partners, all of which are beyond the control of the Company.

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can be no assurances that, future financings can be obtained by the Company, and the failure to obtain such financing could affect the ability of the Company to continue its development.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relation activities internally with various officers and directors whose duties include responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry. The Company's directors attend industry conferences, maintain a website on the Internet, all with the objective to increase the Company's shareholder base and possibly assist in attracting investment capital or future partnerships/strategic alliances for further advancement of the Company's properties.

On behalf of the Board,

"Len Danard"
Len Danard
President & CEO